FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated October 24, 2005, regarding an agreement to purchase 19.8% of Sovereign Bancorp Inc.

2	Presentation dated October 24, 2005, entitled, "Investment in Sovereign."

Item 1

MATERIAL FACT

      Banco Santander Central Hispano, S.A. (“Santander”) has reached an agreement with Sovereign Bancorp Inc. (“Sovereign”), a financial entity based in Philadelphia (USA) to purchase 19.8% of the U.S. bank. Santander will subscribe to a capital increase for USD 1.950 billion and will acquire a further USD 450 million approximately in shares from Sovereign’s treasury stock, paying in both instances $27 a share. Sovereign will use the funds from these purchases, together with the proceeds of the sale to Santander of certain preferred stock and Tier I instruments, to acquire Independence Community Bank Corp. (“ICBC”), of New York.

      Following these transactions, Santander will have invested USD 2.4 billion approximately in the purchase of 19.8% of the new Sovereign, generating for Santander a goodwill of USD 660 million (euro 550 million approximately).

      Once its acquisition of ICBC has been completed, Sovereign will be the 18th largest bank in the U.S. by volume of assets and deposits, with USD 78.1 billion and USD 48.0 billion respectively. It will have a significant presence in the northeast U.S., with 788 branches in New York, New Jersey, New England and Pennsylvania, with 10,200 employees.

      This transaction is part of the Santander’s strategy to divest its industrial holdings (Unión Fenosa and Auna) and use these resources to make investments in banking institutions. The investment in Sovereign also advances Santander’s strategy of diversifying its businesses geographically, and with respect to currencies.

     The investment in Sovereign will be accounted for by the equity method and will contribute positively to Santander’s earnings per share from the outset.

      The agreement provides that following the completion of this capital increase and purchase of treasury stock, Santander may increase its ownership to up to 24.9% of Sovereign at market prices. Santander has also agreed that its stake will not exceed 24.9% for two years after the closing of the initial purchase, expected by July 1st, 2006. After that period, Santander can decide to maintain its investment or it may increase it by acquiring 100% of Sovereign’s capital after a process involving negotiations with the board of Sovereign. Santander also has the ability to sell its investment after 2 years subject to certain conditions which include the rejection by the Sovereign board of a proposal by Santander to acquire 100% of Sovereign that meets certain parameters. If Sovereign receives an offer from a third party, Santander will have certain rights of negotiation and “last look”.

      Under this agreement, Santander will nominate two directors of Sovereign and Sovereign’s CEO will be named a director of Santander.

      The transaction is subject to approval by the Bank of Spain and the appropriate authorities in the U.S.

     Boadilla del Monte (Madrid), October 24, 2005

1

Item 2

Investment in Sovereign

24 October 2005

IMPORTANT INFORMATION

Banco Santander Central Hispano, S.A. ("Santander") cautions that this presentation contains forward looking statements within the meaning of the US
Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and
(5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act
2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda

1.   Transaction Summary

2.   Rationale for the Investment

3.   Description of Sovereign and Combined Entity

4.   Appendix

Transaction Summary

[ ]  Santander is announcing a 19.8% investment in Sovereign for $2.4 Bn, a leading U.S. banking institution based in Philadelphia, Pennsylvania

[ ]  Sovereign issues new shares (19.99% of its capital) to Santander ($1,950
     Mill.) at $27 per share. After the capital increase, Santander's stake in
     Sovereign will be 16.7%

[ ]  Santander buys Sovereign's Treasury stock at a price of $27 increasing its stake to 19.8%. ($450 Mill.)

[ ]  Sovereign will then use this capital to buy Independence CB Corp ($3,556
     Mill.). The rest ($1,156 Mill.) will be financed through debt / preference shares issuance by Sovereign. This will enhance its position in the
     North-east and Mid-Atlantic region

[ ]  We expect the transaction to be completed by July 2006

[ ]  Santander can buy up to 24.9% of Sovereign at market prices

[ ]  Transaction structure provides access to significant scale in US banking while minimizing capital investment

Overall, an Investment in a Retail Bank in an Attractive Market

1.   Transaction Summary

2.   Rationale for the Investment

3.   Description of Sovereign and Combined Entity

4.   Appendix

     This investment is...

[ ]  ... a good financial investment on its own...

   -        EPS accretive immediately

   -        Reasonable entry PE

   -        Low regulatory capital consumption

[ ]  ...that opens new opportunities

   -        Consumer finance, car finance, etc...

   -        Medium term "window" into the US market

     ...undertaken as part of a wider process of capital reallocation from non core activities (industrial portfolio) to the banking business

.... a Good Financial Investment on its Own...

Assumes equity accounting

   -     Purchase multiple:                 Reasonable entry multiple
         13.5x (P/E) 2006 (1)

   -     Estimated impact on core Tier 1:   Low capital consumption
         20 - 24 bp (2)

   -     Estimated 2006 EPS impact:         EPS Accretive
         +1.8 / 2.2% (2)

Notes:

(1)  Based on addition of I/B/E/S consensus estimates for Sovereign and
     Independence CB Corp

(2)  Assuming a 19.99% - 24.9% stake on equity accounting

....that opens new opportunities

[ ]  Financial investment that opens new opportunities

     Window to the US retail market

     [ ]  We can get a deeper understanding of the US market

     US Consumer finance market

     [ ]  Sovereign has a $4.3 Bn. auto loan portfolio

.... Undertaken as Part of a Wider Process of Capital Reallocation from Non
     Core Activities (Industrial Portfolio) to the Banking Business

1.   Transaction Summary

2.   Strategic Rationale for the Investment

3.   Description of Sovereign and Combined Entity

4.   Appendix

Sovereign Overview (I)

[ ]      Sovereign is active in retail and commercial banking, corporate banking, asset management, insurance and capital markets

[ ]      Total assets in excess of $62 Bn.; more than 650 branches;
         950 ATMs and more than 8,000 employees

[ ]      Sovereign is #18 retail bank  in terms of assets in the US

[ ]      Sovereign has followed a successful take over strategy since 1990 with a strong value creation track record

         [ ]      In 2000, it acquired Fleet Boston Financial ($12 Bn.
                  In deposits, $8.1 Bn. In loans, 281 branches and 550 ATMs)
                  providing a strong penetration in the North East of the US

[ ]      Deposits: $37.3 Bn.

[ ]      Loans: $42.7 Bn.

[ ]      Market Cap. (21/10/2005) : $9,205 Mill.

[ ]      Net profit 05 (consensus): $717 Mill.

Sovereign Overview (II)
[ ]      Management team with extensive experience in the industry
         - Proven integration skills

[ ]      Diversified product mix

[ ]      Earnings growth - 13% annual growth in the last five years

[ ]      Stock price is up more than 130% in the last five years

[Graphic charts

Notes:

(1)  Excludes extraordinary charges such as merger-related expenses and early debt extinguishment

(2)  Closing price as of the 21st October 2005

The Combined Group: Sovereign + Independence CB Corp

[ ]      Independence CB Corp acquisition reinforces Sovereign positioning in Mid-Atlantic markets and provides entry into metro
         New York area

[ ]      Strong retail banking division

         - 788 branches and 1,146 ATMs

         - 10,161 employees

         - #7 in terms of total deposits in the Northeast and
           Mid-Atlantic markets

[ ]      Loan book diversification; diversifies and decreases funding costs

[ ]      Positive impact on Sovereign's EPS from 2006

[ ]      Solid capital position (pro forma)
         - TCE/TA(1) ratio at 4.5% by Q1'07

         - Core capital ratio of 6.5% by Q1'07

Notes:
(1)   Tangible Common Equity / Total Assets

Pro-Forma Combination Sovereign + Independence CB Corp

[ ]      Total assets above $81 Bn.

[ ]      The combined entity becomes one of the top 20 banks in the US

[ ]      Significant presence in the wealthy Northeast (New York, New Jersey,
         New England and Pennsylvania) with 788 branches and
         1,146 ATMs

[ ]      The combination generates significant synergies

[ ]      The combined entity will have a significant size:

[ ]      Deposits: $48 Bn.

[ ]      Loans: $55 Bn.

[ ]      Market Cap (21/10/05): $11,344 Mill(1)

[ ]      Net profit 05 (proforma): $ 890 Mill(2)

Notes:

(1)  Fully diluted market cap of Sovereign adjusted for capital increase
     (19.99% of current capital)

(2)  Based on I/B/E/S consensus

1.        Transaction Summary

2.        Strategic Rationale for the Investment

3.        Description of Sovereign and Combined Entity

4.        Appendix

The Combined Entity Becomes a Large Player in the US

       Sovereign + Independence CB Corp Creates a Top 20 Bank in the U.S.

                                    Assets                                             Market Capitalization

Ranking       Institution                         (Mill.$)          Ranking       Institution                          (Mill.$)
-------       -----------                         --------          -------       -----------                          --------

1             Citigroup                          1,471,626          1             Citigroup                            229,086

2             Bank of America                    1,252,259          2             Bank of America                      169,592

3             JPMorgan Chase                     1,203,033          3             JPMorgan Chase                       123,074

4             Wachovia                             532,381          4             Wells Fargo                           99,340

5             Wells Fargo                          453,494          5             Wachovia                              76,190

6             Washington Mutual                    333,622          6             U.S. Bancorp                          52,595

7             U.S. Bancorp                         206,895          7             Washington Mutual                     32,912

8             SunTrust                             172,416          8             SunTrust                              25,367

9             Citizens                             149,700          9             Bank of New York                      23,162

10            National City                        146,560          10            BB&T                                  22,360

11            Golden West                          121,281          11            Fifth Third                           21,234

12            BB&T                                 107,080          12            National City                         19,948

13            Fifth Third                          104,608          13            Golden West                           17,789

14            Bank of New York                     101,766          14            PNC Financial                         16,977

15            PNC Financial                         93,241          15            Regions                               14,580

16            KeyCorp                               92,323          16            KeyCorp                               12,767

17            Regions                               84,595          17            M&T Bank                              11,682

              Sovereign+Independence CB Corp(1)     81,442          18            North Fork                            11,677

18            Sovereign                             62,942                        Sovereign+Independence CB Corp(2)     11,344

19            North Fork                            57,900          19            UnionBanCal                            9,691

20            M&T Bank                              54,841          20            Comerica                               9,095

Notes:

(1)  As of 30 September 2005, excludes non-retail banks

(2)  Fully diluted market cap of Sovereign adjusted for capital increase
     (19.99% of current capital)

Source: Bloomberg

                                       16

17

Sovereign: – Distribution Network


Manchester
Boston
Worcester
Springfield
Providence
Hartford
Waterbury
Stamford
New Haven
Bridgeport
Yonkers
Newark
New York
Jersey City
Elizabeth
Edison
Allentown
Trenton
Reading
Harrisburg
Pittsburgh
Lancaster
Philadelphia
Wilmington
Baltimore
Rochester
Syracuse
Albany
Buffalo

State	Ranking (#)	Deposit Mkt Share (%)
Massachusetts	4	7.7
Pennsylvania	5	4.9
New Jersey	9	3.5
Rhode Island	3	9.4
Connecticut	10	2.1
New Hampshire	6	3.2
Maryland	38	0.3

State	Ranking (#)	Deposit Mkt Share (%)
Boston, MA	4	6.7
New York, NY	19	0.9
Philadelphia, PA	10	2.5
Providence, RI	3	12.7
Reading, PA	1	29.9
Hartford, CT	6	5.0
Harrisburg-Carlisle, PA	2	15.4
Worcester, MA	2	12.6
York-Hanover, PA	2	16.7
Trenton-Ewing, NJ	5	8.9
Barnstable Town, MA	5	11.3
Allentown, PA	6	4.6
Lancaster, PA	6	6.0
Manchester-Nashua, NH	4	6.5
Pottsville, PA	3	16.1
Williamsport, PA	1	16.5

Source: Company Annual Reports

Santander

                            Sovereign ' Main trends

                                       18

Sovereign – Main Figures

19

Mill. $ except where noted.

	2001	2002	2003	2004	2000-2004 CAGR	3Q'05 YTD
Net Income	117	342	402	454	57.17%	511
EPS	$0.45	$1.23	$1.38	$1.36	44.6%	$1.33
DPS	$0.10	$0.10	$0.10	$0.12	6.3%	$0.14
ROAA	0.34%	0.91%	0.97%	0.90%		1.14%
ROAE	5.51%	13.50%	13.41%	10.74%		12.03%
ROATE [1]	28.25%	34.66%	27.03%	20.97%		24.33%
Net Interest Margin	3.54%	3.58%	3.39%	3.22%		3.11%
Efficiency Ratio	58.79%	56.57%	55.45%	55.19%		50.47%
Total Assets	35,475	39,590	43,505	54,471	15.37%	62,942
Gross Loans	20,091	22,811	26,012	36,494	22.01%	42,692
Total Deposits	23,298	26,851	27,344	32,556	11.80%	37,333
Common Equity	2,202	2,764	3,260	4,988	31.33%	5,668
Loans/Deposits	86.23%	84.96%	95.13%	112.10%		114.35%
TCE/TA	2.52%	3.65%	4.65%	5.00%		4.54%
NPAs/ Loans + OREO	1.20%	1.11%	0.84%	0.44%		0.42%
NCOs/ Avg Loans	0.42%	0.58%	0.55%	0.36%		0.19%
Reserves/ NPAs	108.14%	116.22%	148.74%	255.29%		241.17%
Loan Loss Provision/ NCO	109.36%	115.09%	121.94%	115.16%		109.47%
Employees #	6,625	7,468	7,576	8,737	9.66%	-
Branches #	527	525	525	665	8.06%	653
Deposits/Branches	$44.21	$51.15	$52.08	$48.96	3.46%	$57.44

Notes:

Balance Sheet data as of September 30, 2005. Income Statement data for the nine months ended September 30, 2005

(1) ROATE = Return on Average Tangible Equity

Source: Company Annual Reports

Santander

                  Independence CB Corp - Distribution Network

Headquarters            Brooklyn, NY
No. of Branches         125
Market Cap.             $2.7 Bn
P/2005E EPS             12.2x
P/BV                    1.18x
P/TBV                   2.68x
Assets                  $18.5 Bn.
Loans                   $12.3 Bn.
Deposit                 $10.5 Bn.

County        Deposits  Market
              ($Mill.)  Share (%)
Kings, NY       2,668   8.7
Richmond, NY    2,539   32.2
Essex, NJ       1,080   7.3
Queens, NY      880     2.5
New York, NY    507     0.2
Union, NJ       390     2.6
Ocean, NJ       384     3.6
Monmouth, NJ    272     2.0
Nassau, NY      270     0.6
Hudson, NJ      270     1.0
Middlesex, NJ   149     0.6
Bronx, NY       102     1.0
Bergen, NJ      92      0.3
Suffolk, NY     52      0.2
Westchester, NY 17      0.1

                                       20

Independence CB Corp – Main Figures

21

Mill. $ except where noted.	2001	2002	2003	2004	2000-2004 CAGR	3Q'05 YTD
Net Income	86	122	137	212	35.09%	168
EPS	$1.58	$2.24	$2.60	$2.84	21.59%	$2.05
DPS	$0.35	$0.50	$0.68	$0.94	39.00%	$0.80
ROAA	1.19%	1.55%	1.58%	1.37%		1.25%
ROAE	10.32%	13.56%	14.60%	11.31%		9.74%
ROATE (1)	14.89%	17.82%	18.36%	20.86%		22.01%
Net Interest Margin	3.69%	4.23%	3.68%	3.46%		3.24%
Efficiency Ratio	48.00%	46.45%	46.16%	43.38%		45.02%
Total Assets	7,625	8,024	9,547	17,753	32.54%	$18,500
Gross Loans	5,874	5,817	6,172	11,249	24.18%	12,332
Total Deposits	4,795	4,940	5,304	9,305	24.73%	10,503
Common Equity	881	920	991	2,304	37.80%	2,255
Loans/Deposits	122.52%	117.76%	116.37%	120.89%		117.41%
TCE/TA	9.24%	9.35%	8.61%	6.47%		5.76%
Tier 1 Ratio	10.85%	10.14%	9.34%	7.36%		8.44%
Total Capital Ratio	12.20%	11.40%	12.39%	11.47%		12.22%
NPAs/ Loans + OREO	0.56%	0.74%	0.65%	0.44%		0.36% (2)
NCOs/ Avg Loans	0.05%	0.10%	0.08%	0.04%		0.02% (2)
Reserves/ NPAs	239.64%	184.49%	197.96%	201.44%		236.77% (2)
Loan Loss Provision/ NCO	300.96%	140.55%	77.02%	48.34%		0.00% (2)
Employees #	1,259	1,426	1,510	2,269	21.69%	2,226
Branches #	69	73	84	122	20.92%	125
Deposits/Branches	$69.49	$67.67	$63.14	$76.27	3.15%	$85.39

Notes:

Balance Sheet data as of September 30, 2005. Income Statement data for the nine months ended September 30, 2005

(1) ROATE = Return on Average Tangible Equity

(2) Reflects data for the six months ended June 30, 2005

Source: Company Annual Reports

Santander

                      The New Group: Distribution Network

                  Sovereign Indepen.Pro-Forma

 Branches              663     125     788
----------------------------------------------
----------------------------------------------
 ATMs                  950     196   1,146
----------------------------------------------
----------------------------------------------
 Counties               61      11      72
----------------------------------------------
----------------------------------------------
                   $53,326
 Deposits/Branches         $80,060 $57,493

 Demographic
 Data
 Population           2.7%    2.9%   2.7%
 Growth
----------------------------------------------
----------------------------------------------
 Average HH        $58,146
 Income                     $54,444 $57,354

                                       22

Deposit Rankings by State

23

$MM

Massachusetts

Rank	Institution	Branches	Deposits ($MM)	Market Share (%)
1	Bank of America Corp. (NC)	311	38,336	22.2
2	Royal Bank of Scotland Group	271	22,645	13.1
3	State Street Corp. (MA)	1	14,882	8.6
4	Sovereign	257	13,314	7.7
5	TD Banknorth Inc. (ME)	168	8,276	4.8
6	Mellon Financial Corp. (PA)	2	6,658	3.9
7	Investors Financial Services (MA)	1	5,018	2.9
8	Eastern Bank Corporation (MA)	73	4,836	2.8
9	Middlesex Savings Bank (MA)	23	2,733	1.6
10	Independent Bank Corp. (MA)	52	2,122	1.2

Pennsylvania

Rank	Institution	Branches	Deposits ($MM)	Market Share (%)
1	PNC Financial Services Group (PA)	356	27,167	12.9
2	Wachovia Corp. (NC)	344	25,867	12.3
3	Royal Bank of Scotland Group	403	21,252	10.1
4	National City Corp. (OH)	210	11,636	5.5
5	Sovereign	205	10,244	4.9
6	M&T Bank Corp. (NY)	227	7,632	3.6
7	Mellon Financial Corp. (PA)	19	6,633	3.2
8	Fulton Financial Corp. (PA)	134	4,968	2.4
9	Commerce Bancorp Inc. (NJ)	70	4,672	2.2
10	Northwest Bancorp Inc. (MHC) (PA)	135	4,418	2.1

New Jersey

Rank	Institution	Branches	Deposits ($MM)	Market Share (%)
1	Bank of America Corp. (NC)	447	37,897	17.9
2	Wachovia Corp. (NC)	334	21,786	10.3
3	PNC Financial Services Group (PA)	300	15,240	7.2
4	Commerce Bancorp Inc. (NJ)	186	15,105	7.2
5	Hudson City Bancorp Inc. (NJ)	84	11,099	5.3
6	Merrill Lynch & Co. (NY)	3	10,757	5.1
	Sovereign + Independence	171	9,973	4.7
7	TD Bank Financial Group	1	8,315	3.9
8	Valley National Bancorp (NJ)	156	7,348	3.5
9	Sovereign	119	7,335	3.5
10	Provident Financial Services (NJ)	79	4,141	2.0
16	Independence	52	2,638	1.3

New York

Rank	Institution	Branches	Deposits ($MM)	Market Share (%)
1	JPMorgan Chase & Co. (NY)	381	176,412	27.7
2	Citigroup Inc. (NY)	267	119,505	18.7
3	HSBC Holdings plc	391	50,548	7.9
4	Bank of New York Co. (NY)	251	32,680	5.1
5	North Fork Bancorp. (NY)	285	29,788	4.7
6	Bank of America Corp. (NC)	354	27,939	4.4
7	M&T Bank Corp. (NY)	271	15,933	2.5
8	Washington Mutual Inc. (WA)	173	13,708	2.2
9	New York Community Bancorp (NY)	166	12,083	1.9
10	Astoria Financial Corp. (NY)	86	12,050	1.9
15	Independence	73	7,037	1.1

Source: SNL Financial. Data as of June 30, 2004

Deposit Rankings by State (cont'd)

24

$MM

Rhode Island

Rank	Institution	Branches	Deposits ($MM)	Market Share (%)
1	Royal Bank of Scotland Group	82	8,246	41.5
2	Bank of America Corp. (NC)	50	4,424	22.3
3	Sovereign	30	1,873	9.4
4	Washington Trust Bancorp Inc. (RI)	14	1,288	6.5
5	MetLife Inc. (NY)	1	1,022	5.1
6	Bancorp Rhode Island Inc. (RI)	16	888	4.5
7	Bank of Newport (RI)	10	676	3.4
8	Centreville Savings Bank (RI)	6	547	2.8
9	Webster Financial Corp. (CT)	7	213	1.1
10	Home Loan Financial Corp. (RI)	3	195	1.0

Connecticut

Rank	Institution	Branches	Deposits ($MM)	Market Share (%)
1	Bank of America Corp. (NC)	180	16,971	23.0
2	Webster Financial Corp. (CT)	121	9,288	12.6
3	People's Mutual Holdings (CT)	154	8,875	12.0
4	Wachovia Corp. (NC)	82	5,758	7.8
5	NewAlliance Bancshares Inc. (CT)	71	4,321	5.9
6	TD Banknorth Inc. (ME)	90	4,076	5.5
7	Royal Bank of Scotland Group	49	3,054	4.1
8	JPMorgan Chase & Co. (NY)	32	2,630	3.6
9	Liberty Bank (CT)	34	1,794	2.4
10	Sovereign	37	1,564	2.1

New Hampshire

Rank	Institution	Branches	Deposits ($MM)	Market Share (%)
1	Washington Mutual Inc. (WA)	2	9,118	31.1
2	Royal Bank of Scotland Group	78	5,943	20.2
3	TD Banknorth Inc. (ME)	76	4,121	14.0
4	Bank of America Corp. (NC)	37	2,054	7.0
5	Chittenden Corp. (VT)	31	1,011	3.4
6	Sovereign	21	950	3.2
7	LSB Financial (NH)	19	678	2.3
8	Northway Financial Inc. (NH)	20	479	1.6
9	New Hampshire Thrift Bncshrs (NH)	17	458	1.6
10	First Republic Bank (CA)	1	382	1.3

Maryland

Rank	Institution	Branches	Deposits ($MM)	Market Share (%)
1	Bank of America Corp. (NC)	194	15,349	18.7
2	Mercantile Bankshares Corp. (MD)	192	9,802	12.0
3	M&T Bank Corp. (NY)	149	7,297	8.9
4	B.F. Saul Company (MD)	127	6,665	8.1
5	SunTrust Banks Inc. (GA)	135	6,060	7.4
6	Wachovia Corp. (NC)	78	5,847	7.1
7	BB&T Corp. (NC)	127	5,025	6.1
8	Provident Bankshares Corp. (MD)	100	3,290	4.0
9	Sandy Spring Bancorp Inc. (MD)	31	1,690	2.1
10	Susquehanna Bancshares Inc. (PA)	37	1,485	1.8
38	Sovereign	8	227	0.3

Source: SNL Financial. Data as of June 30, 2004

Santander

Santander

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 25, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President